

Mail Stop 4561

November 6, 2007

Steven E. Nell
Executive Vice President and Chief Financial Officer
BOK Financial Corporation
Bank of Oklahoma Tower
P.O. Box 3000
Tulsa, Oklahoma  74192

> **Re:    BOK Financial Corpation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007**
> **File No.  0-19341**

Dear Mr. Nell:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K for Fiscal Year Ended December 31, 2006

Notes 1- Summary of Significant Accounting Policies

Derivative Instruments, page 55

1.  We note your disclosure that fair value hedges are considered to be effective if the cumulative fair value adjustment of the interest rate swap is within a range of 80% to 120% of the *change in fair value* of the hedged asset or liability.  Please confirm that, when retroactively assessing hedge effectiveness, you are comparing the cumulative change in fair value of the interest rate swap to the *cumulative change in fair value* of the hedged asset or liability (and not the period change in fair value).   Refer to DIG Issue E-8.

2.  For each type of fair value and cash flow hedging relationship entered into during the periods presented, please describe for us the quantitative measures you use to assess effectiveness both at inception and on an ongoing basis (prospectively and retrospectively).

3.  Please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133.  If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

Loans, page 55

4.  We note your disclosure that loan origination and commitment fees and direct loan acquisition costs, *when significant*, are deferred and amortized as an adjustment of yield over the life of the loan or over the commitment period, as applicable.  Please provide us with the following additional information:

    *   tell us how you determine significance of these fees;
    *   tell us how you account for fees deemed insignificant and justify how your accounting treatment is consistent with SFAS 91; and
    *   quantify the amount of fees deemed insignificant for each period presented.

5.  Please tell us and in future filings disclose how you account for the change in value of a loan commitment prior to funding when the loan commitment is not within the scope of SFAS 133, SFAS 159 or industry- specific accounting guidance (i.e. broker-dealer guidance).

Premises and Equipment, page 56

6.    We note your disclosure that rent expense for leased premises is recognized as incurred and that the effects of rent holidays, significant rent escalations and other adjustments to rent payments are recognized over the lease term.  Please tell us the method you use to recognize the expense (ex: straight-line, etc.).

Other Operating Revenue, page 57

7.    We note a significant portion of your income is derived from other operating revenues.  Please expand your accounting policy to disclose how you recognize each of the following other operating revenue items, which appear material as a percentage of total other operating revenues.  Include the period over which the revenue is recognized, the method(s) you use for recognition, whether the items are presented on a net or gross basis and the specific accounting literature you use to determine the appropriateness of your policy.  Provide us with your proposed future disclosure.

- brokerage and trading fees;
- trust fees and commissions; and
- deposit service charges and fees.

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Please send us your response to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information.  Please file your response letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3474 if you any questions.

Sincerely,

Sharon Blume
Reviewing Accountant